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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               LIFEWAY FOODS, INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title or Class of Securities)

                                    531914109
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                                 (CUSIP Number)

                              Julie Smolyansky, CEO
                               Lifeway Foods, Inc.
                              6431 West Oakton St.
                             Morton Grove, IL 60053
                                 (847) 967-1010
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            (Name, Address and Telephone Number of Person Authorized
                     to Received Notices and Communications)

                                  July 1, 2002
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 531914109
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1)   Name of Reporting Person:

     Julie Smolyansky.


2)   Check the Appropriate Box if a member of a Group:

     (a) |_|
     (b) |_|


3)   SEC Use Only


4)   Source of Funds (See Instructions):

     OO


5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|


6)   Citizenship or Place of Organization:

     U.S. CITIZEN



Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power:                 80,000 (1.9%)


8)   Shared Voting Power:               --


9)   Sole Dispositive Power:            80,000 (1.9%)


10)  Shared Dispositive Power:          --


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     80,000 shares (1.9%)




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CUSIP No. 531914109
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) |X|



13)  Percent of Class Represented by Amount in Row (11):    1.9%



14)  Type of Reporting Person:

     IN














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ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, no par value (the "Lifeway Common Stock") of Lifeway Foods, Inc., an Illinois corporation, with its principal executive offices at 6431 W. Oakton Street, Morton Grove, Illinois 60053 (the "Issuer").


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Julie Smolyansky, an individual resident of Illinois.

         (b) The business address of Julie Smolyansky is 6341 W. Oakton Street, Morton Grove, Illinois 60053.

         (c) Julie Smolyansky's principal occupation is as the President and Chief Executive Officer of Issuer. Julie Smolyansky also serves as a Director of Issuer.

         (d) Julie Smolyansky has not been convicted in any criminal proceeding in the last five years.

         (e) Julie Smolyansky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Julie Smolyansky is a U.S. citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds or other consideration were involved in the acquisition described in this Schedule 13D. The acquisition of Lifeway Common Stock described in this Schedule 13D took place due to the qualification of Ludmila Smolyansky as the independent executor of the Estate of Michael Smolyansky (the "Estate") under the Illinois Probate Act of 1975 (755 ILCS ss.5-1/1 et seq.). Michael Smolyansky died on June 9, 2002. Ludmila Smolyansky, his spouse, was appointed independent executor of the Estate on July 1, 2002 by Order of the Circuit Court of Cook County, Illinois, County Department, Probate Division (the "Probate Court"), and pursuant to that certain Last Will and Testament of Michael Smolyansky, dated February 2, 1990 (the "Will"). Solely for the purposes of this Schedule 13D, Julie Smolyansky, the daughter of Ludmila Smolyansky, acquired indirect beneficial ownership of the Lifeway Common Stock described herein at the time of Ludmila Smolyansky's appointment as independent executor.


ITEM 4.  PURPOSE OF TRANSACTION.

         As a result of the operation of the Will and her mother Ludmila Smolyansky's status as the independent executor of the Estate, Julie Smolyansky


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presently has indirect beneficial ownership of 2,138,138 shares of Lifeway
Common Stock (the "Shares"), which are directly owned by the Estate. Julie Smolyansky indirectly acquired the Shares not by her own action or initiative, but solely due to her status as the daughter of Ludmila Smolyansky, the operation of Illinois law pursuant to the Will and to the Order of the Probate Court.

         Pursuant to the terms of the Will, Michael Smolyansky bequeathed and devised one-third of the Shares to Ludmila Smolyansky, General Manager and Chairman of the Board of Directors of Issuer, and one-third of the Shares to each of Julie Smolyansky and Edward Smolyansky, Director of Finance of the Issuer. Accordingly, at the conclusion of the administration of the Estate, the 2,138,138 shares of Lifeway Common Stock presently held in the Estate will be distributed among Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky per the terms of the Will, subject to any disclaimer of property. At the time of this filing, the administration of the Estate had not yet concluded and disclaimers of property had not been made final.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), Julie Smolyansky is deemed to have beneficial ownership of 2,353,338 shares of Lifeway Common Stock, representing 55.2% of the total outstanding Lifeway Common Stock. Julie Smolyansky's total beneficial ownership of 2,353,338 shares of Lifeway Common Stock consists of the following: (i) 8,000 shares of Lifeway Common Stock (representing 0.1% of the total outstanding Lifeway Common Stock) directly owned by the Smolyansky Family Foundation, of which Ludmila Smolyansky (Julie Smolyansky's mother) is a trustee, (ii) 47,200 shares of Lifeway Common Stock (representing 1.1% of the total outstanding Lifeway Common Stock) directly owned by Ludmila Smolyansky, (iii) 80,000 shares of Lifeway Common Stock (representing 1.9% of the total outstanding Lifeway Common Stock) directly owned by Edward Smolyansky (Julie Smolyansky's brother),
(iv) 2,138,138 shares of Lifeway Common Stock (representing 50.1% of the total outstanding Lifeway Common Stock) acquired by the Estate and (v) 80,000 shares of Lifeway Common Stock (representing 1.9% of the total outstanding Lifeway Common Stock) directly owned by Julie Smolyansky.

         Pursuant to Securities and Exchange Commission (SEC) Rule 13d-4, Julie Smolyansky disclaims from beneficial ownership (i) the 8,000 shares of Lifeway Common Stock (representing 0.1% of the total outstanding Lifeway Common Stock) directly owned by the Smolyansky Family Foundation, of which Ludmila Smolyansky is a trustee, (ii) the 47,200 shares of Lifeway Common Stock (representing 1.1% of the total outstanding Lifeway Common Stock) directly owned by Ludmila Smolyansky, (iii) the 80,000 shares of Lifeway Common Stock (representing 1.9% of the total outstanding Lifeway Common Stock) directly owned by Edward Smolyansky and (iv) the 2,138,138 shares of Lifeway Common Stock (representing 50.1% of the total outstanding Lifeway Common Stock) acquired by the Estate. Except for the 80,000 shares of Lifeway Common Stock (representing 1.9% of the total outstanding Lifeway Common Stock) directly owned by Julie Smolyansky, the other shares of Lifeway Common Stock reported in this Schedule 13D are reported herein solely for the purposes of Section 13(d) of the Exchange Act.



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         (b) Julie Smolyansky has sole power to vote 80,000 shares of Lifeway
Common Stock (representing 1.9% of the total outstanding Lifeway Common Stock) that she directly owns, and does not share voting power for any shares of Lifeway Common Stock. Julie Smolyansky has sole dispositive power over the 80,000 shares of Lifeway Common Stock she owns directly.

         (c) Not applicable.

         (d) Proceeds from the sale of any the 2,138,138 shares of Lifeway Common Stock indirectly acquired by Julie Smolyansky due to her relationship to Ludmila Smolyansky, who acquired these 2,138,138 shares in her capacity as independent executor of the Estate, would inure solely to the Estate for the duration of the administration of the Estate. Upon the conclusion of the administration of the Estate, the 2,138,138 shares of Lifeway Common Stock will be transferred as described in Item 4, above, if at all. At the time of this filing, the administration of the Estate had not yet concluded and disclaimers of property had not been made final.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Julie Smolyansky is the daughter of Ludmila Smolyansky and the sister of Edward Smolyansky. Ludmila Smolyansky is the independent executor of the Estate pursuant to the terms of the Will and of the Order of the Probate Court entered on July 1, 2002. As the independent executor of the Estate, she is responsible for its administration pursuant to the Illinois Probate Act of 1975 (755 ILCS ss.5-1/1 et seq.).


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 20.1     Last Will and Testament of Michael Smolyansky.

Exhibit 20.2 Order of the Circuit Court of Cook County, Illinois, County Department, Probate Division, dated July 1, 2002.




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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 30, 2003                                /s/ Julie Smolyansky
                                                     --------------------
                                                     Julie Smolyansky












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